EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GALYAN’S TRADING COMPANY, INC.,

DICK’S SPORTING GOODS, INC.

AND

DIAMONDBACKS ACQUISITION INC.

DATED AS OF JUNE 21, 2004

TABLE OF CONTENTS

1.	THE MERGER; SURVIVING CORPORATION; CLOSING	1
	1.1 The Merger	1
	1.2 Name of Surviving Corporation	2
	1.3 Articles of Incorporation	2
	1.4 Bylaws; Directors and Officers	2
	1.5 The Company’s Shareholders’ Meeting	2
	1.6 Merger Without Meeting of Shareholders	3
	1.7 Effective Time	3
	1.8 Closing	3
	1.9 Directors and Officers of the Surviving Corporation	3
2.	STATUS AND CONVERSION OF SECURITIES	3
	2.1 Company Capital Stock	3
	2.2 Purchaser Common Stock	5
	2.3 Dissenting Shares	5
	2.4 Company Stock Options and Other Stock Plans and Warrant	6
3.	THE OFFER	7
	3.1 The Offer to Purchase	7
	3.2 Offer Documents	8
	3.3 Company Actions	9
	3.4 Shareholder List	10
	3.5 Directors	10
4.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS	12
	4.1 Representations, Warranties and Agreements of the Company	12
	4.2 Representations, Warranties and Agreements of Parent	22
5.	COVENANTS	24
	5.1 Covenants of the Company	24
	5.2 Covenants of Parent	30
	5.3 Covenants of Purchaser	31
	5.4 Mutual Covenants	32

ii

6.	CONDITIONS TO CLOSING; ABANDONMENT AND TERMINATION	34
	6.1 Conditions to the Company’s Closing and Its Right to Abandon	34
	6.2 Conditions to Parent’s and Purchaser’s Closing and Right of Parent and Purchaser to Abandon	35
7.	TERMINATION	35
	7.1 Terms	35
	7.2 Effect of Termination	38
8.	TERMINATION FEE AND EXPENSES	38
	8.1 Termination Fee	38
	8.2 Costs and Expenses	38
9.	MISCELLANEOUS	39
	9.1 Termination of Covenants, Representations and Warranties	39
	9.2 Execution in Counterparts	39
	9.3 Waivers and Amendments	39
	9.4 Confidentiality	39
	9.5 Indemnification by the Company	40
	9.6 Indemnification by Parent	40
	9.7 Procedure	41
	9.8 Notices	41
	9.9 Entire Agreement; No Third Party Beneficiaries	42
	9.10 Governing Law	42
	9.11 Waiver of Jury Trial	43
	9.12 Severability	43
	9.13 Publicity	43
	9.14 Interpretation	44
	9.15 Non-Recourse	44

Schedules and Exhibits

Schedule of Definitions
Exhibit A - Shareholder Tender Agreement
Exhibit B - Offer Conditions

iii

AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of June 21, 2004, by and among GALYAN’S TRADING COMPANY, INC., an Indiana corporation (the “Company”), DICK’S SPORTING GOODS, INC., a Delaware corporation (the “Parent”), and DIAMONDBACKS ACQUISITION INC., an Indiana corporation and a wholly-owned subsidiary of Parent (the “Purchaser”).

RECITALS:

     The Board of Directors of the Company has determined that each of the Offer and the Merger (each as defined below) is in the best interests of the Company and has approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

     The Boards of Directors of each of Parent and Purchaser have approved the Offer and the Merger upon the terms and conditions hereinafter set forth and have approved and adopted this Agreement;

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value per share (the “Company Common Shares”), of which 17,435,368 shares are issued and outstanding and no shares are held in the treasury of the Company and 5,000,000 shares of Preferred Stock, no par value per share (the “Company Preferred Stock”), of which no shares have been issued;

     The authorized capital stock of Purchaser consists of 1,000 shares of Common Stock, par value $.01 per share (“Purchaser Common Stock”), 100 of which shares are issued and outstanding and owned by Parent; and

     Immediately prior to the execution of this Agreement and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, Parent is simultaneously entering into a shareholder tender agreement substantially in the form set forth in Exhibit A (the “Shareholder Tender Agreement”) with certain holders of the Company Common Shares and/or rights to acquire Company Common Shares, pursuant to which (i) such shareholders are, among other things, agreeing to tender, and not withdraw, all of such shareholders’ Company Common Shares in the Offer upon the terms and conditions specified therein, and (ii) such shareholders are agreeing to certain restrictive covenants.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants herein contained, the parties hereto hereby agree as follows:

1. THE MERGER; SURVIVING CORPORATION; CLOSING

     1.1 The Merger.

     Subject to the terms and conditions of this Agreement, the Company and Purchaser shall be, at the Effective Time (as hereinafter defined), merged in accordance with the Indiana

Business Corporation Law (hereinafter called the “Merger”) into a single corporation existing under the laws of the State of Indiana, whereby the Company shall be the surviving corporation (the Company, in its capacity as the surviving corporation, is sometimes referred to herein as the “Surviving Corporation”). The Merger shall have the effects set forth in Section 23-1-40-6 of the Indiana Business Corporation Law.

     1.2 Name of Surviving Corporation.

     The name of the Surviving Corporation from and after the Effective Time shall be “Galyan’s Trading Company, Inc.”

     1.3 Articles of Incorporation.

     The Articles of Incorporation of Purchaser as in effect on the date hereof shall from and after the Effective Time be and continue to be the Articles of Incorporation of the Surviving Corporation until changed or amended as provided by law.

     1.4 Bylaws; Directors and Officers.

     Without any further action by the Company and Purchaser, the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall from and after the Effective Time be and continue to be the Bylaws of the Surviving Corporation until amended as provided therein. The directors of Purchaser and the officers of Purchaser at the Effective Time shall, from and after the effectiveness of the Merger, be the initial directors and officers, respectively, of the Surviving Corporation until in each case their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws.

     1.5 The Company’s Shareholders’ Meeting.

     Unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law as contemplated by Section 1.6 below, the Company, acting through its Board of Directors, shall duly call a special meeting of its shareholders (the “Special Shareholders Meeting”) to be held in accordance with the Indiana Business Corporation Law at the earliest practicable date, upon due notice thereof to its shareholders, to consider and vote upon, among other matters, the adoption and approval of this Agreement and the Merger. Subject to Section 5.1.3 below, the Company’s Board of Directors will recommend the approval of the Merger and will use its reasonable best efforts, consistent with its fiduciary duties and assuming the recommendation of the approval of the Merger has not been withdrawn, to solicit the requisite vote of the Company’s shareholders to approve this Agreement and the Merger pursuant to proxy solicitation materials. Each of Parent and Purchaser agrees that it will execute a written consent or vote, or cause to be voted, all of the Company Common Shares acquired by it pursuant to the Offer and otherwise then owned by it and its subsidiaries in favor of the approval of the Merger and the adoption of this Agreement. In addition, each of Parent and Purchaser agrees that from (and including) the date on which Parent or any of its subsidiaries purchases at least a majority of the issued and outstanding Company Common Shares (the “Share Purchase Date”) through the Effective Time, it will not sell, transfer, assign, pledge, exchange or otherwise dispose of the Company Common Shares (including those purchased in the Offer) or rights therein (whether acquired pursuant to the Offer or otherwise).

     1.6 Merger Without Meeting of Shareholders.

     If Purchaser shall own at least 90 percent of the outstanding shares of each class of capital stock of the Company pursuant to the Offer or otherwise, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of shareholders of the Company, in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law.

     1.7 Effective Time.

     Subject to the provisions of this Agreement, Parent, Purchaser and the Company shall cause the Merger to be consummated by filing articles of merger in accordance with Section 23-1-40-5 of the Indiana Business Corporation Law on the Closing Date (as defined below). The Merger shall become effective immediately upon such filing with the Secretary of State of the State of Indiana, which date and time is herein referred to as the “Effective Time.”

     1.8 Closing.

     The closing on the Merger (the “Closing”) shall occur at the offices of Buchanan Ingersoll PC, Pittsburgh, Pennsylvania. The Closing shall occur at a time and date (the “Closing Date”) to be specified by Parent, which shall be no later than the third business day following satisfaction or waiver of the conditions set forth in Article 6, unless another time or date is agreed to in writing by the parties hereto.

     1.9 Directors and Officers of the Surviving Corporation.

     The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws.

2. STATUS AND CONVERSION OF SECURITIES

     The manner and basis of converting the shares of the capital stock of the Company and Purchaser (and rights to acquire common stock) and the amount of consideration which the holders of the Company Common Shares (or holders of options or warrants to acquire company common shares) are to receive in exchange for such securities are as follows:

     2.1 Company Capital Stock.

            2.1.1. Conversion of Company Common Shares Into Cash. On the Effective Time, each Company Common Share issued and outstanding immediately prior to the Effective

Time, other than Company Common Shares (if any) owned by the Company, Parent or Purchaser, shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be cancelled and be converted into a right to receive the price per share actually paid in the Offer in cash (the “Merger Consideration”). Each Company Common Share (if any) issued and outstanding immediately prior to the Effective Time that is owned by the Company, Parent or Purchaser shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

            2.1.2. Surrender and Exchange of Company Common Shares Certificates. After the Effective Time, each holder of an outstanding certificate or certificates theretofore representing Company Common Shares, except those to be cancelled in accordance with the last sentence of Section 2.1.1, shall surrender such certificate or certificates to such bank or trust company designated by Parent (the “Paying Agent”), duly endorsed in blank or otherwise in proper form for transfer, and shall receive in exchange therefor the Merger Consideration for each Company Common Share. Until so surrendered and exchanged, each certificate theretofore representing outstanding Company Common Shares shall be deemed to represent the right to receive for each Company Common Share the Merger Consideration without interest thereon, upon surrender of the certificate formerly representing such Company Common Shares.

            2.1.3. Withholding Rights. Parent, Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as Parent, Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law; provided, however, that, pursuant to the exception provided under Section 1445(b)(6) of the Code, none of Parent, Surviving Corporation nor the Paying Agent shall withhold any amount under Section 1445 of the Code. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares in respect of which such deduction and withholding was made by Parent, Purchaser or the Paying Agent. For purposes of this Agreement, “Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity.

            2.1.4. Unclaimed Funds; Transfers. Promptly following the date which is 180 days after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash and other documents in its possession relating to the transactions described in this Agreement, and the Paying Agent’s duties shall terminate. Thereafter, each holder of a certificate formerly representing a Company Common Share may surrender such certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate price relating thereto pursuant to Section 2.1.1, without any interest or dividends thereon. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Company Common

Share which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing Company Common Shares are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and cancelled in return for the payment of the aggregate price relating thereto, as provided in Section 2.1.1.

            2.1.5. Lost Certificates. If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Paying Agent shall pay in exchange for such lost, stolen or destroyed certificate the applicable Merger consideration with respect thereto.

            2.1.6. Transfer Taxes. If payment of the Offer Price payable to a holder of Shares pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered certificate is registered, it shall be a condition of payment that the certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

     2.2 Purchaser Common Stock.

     Each share of Purchaser Common Stock outstanding on the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and be one share of the common stock, no par value, of the Surviving Corporation.

     2.3 Dissenting Shares.

            2.3.1. Notwithstanding anything in this Agreement to the contrary, each outstanding Company Common Share that is held of record by a holder who has properly exercised dissenters’ rights with respect thereto under Section 23-1-44 of the Indiana Business Corporation Law shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 2.1.1, but the holder thereof shall be entitled to receive such payment of the fair value of such Company Common Share from the Surviving Corporation as shall be determined pursuant to Section 23-1-44 of the Indiana Business Corporation Law; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose such holder’s rights under Section 23-1-44 of the Indiana Business Corporation Law, each such holders’ Company Common Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, pursuant to Section 2.1.1.

            2.3.2. The Company shall give Parent (x) prompt notice of any written demands for payment of the fair value of shares, withdrawals of such demands and any other instruments delivered pursuant to Section 23-1-44 of the Indiana Business Corporation Law and (y) the opportunity jointly to participate with the Company in all negotiations and proceedings with respect to demands for payment under Section 23-1-44 of the Indiana Business Corporation Law.

The Company will not voluntarily make any payment with respect to any demands delivered to the Company pursuant to Section 23-1-44 of the Indiana Business Corporation Law and will not, except with the prior written consent of Parent, settle or offer to settle any such demands or waive any failure to comply with Section 23-1-44 of the Indiana Business Corporation Law by any holder of Company Common Shares.

     2.4 Company Stock Options and Other Stock Plans and Warrants.

            2.4.1. Each warrant or other right to acquire Company Common Shares, and each option granted under the Company’s 1999 Stock Option Plan or under any other plan or agreement of the Company that is outstanding and unexpired immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which the Merger Consideration exceeds the exercise price per share shall, effective as of immediately prior to the Effective Time, be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the number of Company Common Shares subject to such warrant or option and (2) the excess of the Merger Consideration over the exercise price of such option or warrant (subject to any applicable withholding taxes). Each warrant to acquire Company Common Shares, and each option granted under the Company’s 1999 Stock Option Plan or under any other plan or agreement of the Company that is outstanding immediately prior to the Effective Time, whether or not then vested or exerciseable, with respect to which the Merger Consideration does not exceed the exercise price per share shall, effective as of immediately prior to the Effective Time, be cancelled and no payments shall be made with respect thereto.

            2.4.2. As soon as practicable following the date of this Agreement, the Company’s Board of Directors (or, if appropriate, any committee administering Company stock plans) shall adopt such resolutions or take such other actions as are required to give effect to this Section 2.4 as it relates to options granted under the Company’s 1999 Stock Option Plan, as amended. All amounts payable pursuant to this Section 2.4 shall be subject to any required withholding of Taxes or proof of eligibility of exemption therefrom and shall be paid without interest by the Surviving Corporation as soon as practicable following the Effective Time. The Company shall use its reasonable best efforts to obtain all consents of the holders of Company stock options as shall be necessary, if any, to effectuate the foregoing. Notwithstanding anything to the contrary contained in this Agreement, payment shall, at Parent’s request, be withheld in respect of any Company stock option until all necessary consents with respect to such Company stock option are obtained.

            2.4.3. The Company Employee Stock Purchase Plan (the “Company ESPP”) shall be treated in accordance with its provisions (including Sections 5.4(c) and 10.5 thereof). As soon as practicable following the date of this Agreement, the Company’s Board of Directors (or, if appropriate, any committee administering the Company ESPP) shall take all action necessary to set the Purchase Date (as defined in the Company ESPP) for the Calendar Half (as defined in the Company ESPP) now in progress, which Purchase Date shall be the earlier to occur of June 30, 2004 and the business day which immediately precedes the Effective Time (the “New Purchase Date”). The Company shall give any required notice to participants in the Company ESPP and the accumulated payroll deductions credited to each participant’s account through the New Purchase Date shall be used to acquire Company Common Shares under the ESPP. From and after the New Purchase Date, no new payroll contributions shall be accepted by, or made to, the Company ESPP. The Company agrees that, from the date of this Agreement through the New Purchase Date, the Company ESPP shall be operated only in the ordinary course and in a manner consistent with the previous operation of the Company ESPP.

            2.4.4. All of the Company’s stock option plans and agreements (including any warrants) and the Company ESPP shall terminate as of the Effective Time, and the provisions in any other the Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its reasonable best efforts to cause, following the Effective Time, no holder of a Company stock option or any participant in any Company stock plan, the Company ESPP or other Company benefit plan to have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

3. THE OFFER

     3.1 The Offer to Purchase.

            3.1.1. The Offer to Purchase. Provided that this Agreement shall not have been terminated in accordance with Article 7 and the Company shall have filed, or shall be prepared to file upon commencement of the Offer (as defined below), the Schedule 14D-9 (as defined below) as contemplated by Section 3.3 below, Purchaser shall as promptly as practicable (but in no event later than six business days following the public announcement of the terms of this Agreement) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) an offer (the “Offer”) to purchase for cash all of the outstanding Company Common Shares at a price per share equal to $16.75 (such price, or any other price per share as may be paid in the Offer, the “Offer Price”), net to the seller in cash, subject to the conditions set forth in Exhibit B hereto. Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Company Common Shares tendered as soon as practicable after the later of the satisfaction of the conditions to the Offer and the expiration of the Offer. The obligations of Purchaser to commence the Offer and to accept for payment and to pay for any Company Common Shares validly tendered shall be subject only to the conditions set forth in Exhibit B hereto. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) containing the terms set forth in this Agreement and the conditions set forth in Exhibit B hereto. Unless extended in accordance with Section 3.1.2 and/or Section 3.1.3 below, the Offer shall expire 20 business days after the date of its commencement (such date, as may be extended in accordance with Section 3.1.2 and/or Section 3.1.3 below, the “Expiration Date”).

            3.1.2. Purchaser reserves the right to modify the terms of the Offer, except that, without the written consent of the Company, Purchaser shall not (i) decrease the Offer Price, (ii) decrease the aggregate number of Company Common Shares sought, (iii) change the form of consideration to be paid pursuant to the Offer, (iv) modify any of the conditions to the Offer set forth in Exhibit B hereto, (v) impose conditions to the Offer in addition to those set forth in Exhibit B hereto, (vi) except as provided in the proviso set forth below in this paragraph, extend the Offer, or (vii) amend any other term or condition of the Offer in any manner which is adverse to the holders of Company Common Shares, it being agreed that a waiver by Purchaser of any condition in its discretion shall not be deemed to be adverse to the holders of Company Common

Shares; provided that, if on any scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof), all conditions to the Offer shall not have been satisfied or waived, Purchaser may, without the consent of the Company, but shall, at the request of the Company, (x) from time to time, extend the Offer in increments of not more than ten business days each if any of the conditions set forth in clauses (i), (ii)(a), (d) and (e) of the conditions set forth in Exhibit B hereto have not been satisfied or waived, until such time as the conditions are satisfied or waived and (y) extend the Offer for any period required by any regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; provided, however, that the Expiration Date may not be so extended beyond December 31, 2004. Notwithstanding the foregoing, if on any scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof), all conditions to the Offer shall not have been satisfied or waived, Purchaser may, without the consent of the Company, from time to time, extend the Offer in increments of not more than ten business days each if any of the conditions set forth in clauses (ii)(b), (c) and (g) of the conditions set forth in Exhibit B hereto have not been satisfied or waived, until such time as the conditions are satisfied or waived provided, however, that the Expiration Date may not be so extended beyond December 31, 2004.

            3.1.3. If, on the Expiration Date, the Minimum Condition has been satisfied or, with the consent of the Company, waived, and all other conditions to the Offer have been satisfied or waived but less than 90% of the Company Common Shares then issued and outstanding on a Fully-Diluted Basis, together with Company Common Shares beneficially owned by Parent, Purchaser and their subsidiaries, have been validly tendered and not withdrawn, Purchaser may extend the Offer for a further period of time, after it has accepted and paid for (in accordance with the first sentence of this Section) all of the Company Common Shares tendered in the initial offer period, by means of a subsequent offering period (a “Subsequent Offering Period”) of at least 3 but no more than 20 business days in accordance with Rule 14d-11 under the Exchange Act to meet the objective (which is not a condition to the Offer) that there be tendered prior to the Expiration Date (as so extended) and not withdrawn a number of Company Common Shares which, together with Company Common Shares beneficially owned by Parent, Purchaser and their subsidiaries, represents at least 90% of the then issued and outstanding Company Common Shares on a Fully-Diluted Basis. During the Subsequent Offering Period, Purchaser shall immediately accept for payment and promptly pay for all Company Common Shares as they are tendered pursuant to the Offer in accordance with Rule 14d-11 under the Exchange Act.

            3.1.4. If, before the Expiration Date, this Agreement has been terminated pursuant to Article 7, Purchaser shall, and Parent shall cause Purchaser to, promptly terminate the Offer without accepting for payment any Company Common Shares (including any Company Common Shares subject to the Shareholder Tender Agreement).

     3.2 Offer Documents.

     Parent and Purchaser shall file with the SEC as soon as practicable on the date the Offer is commenced, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule TO”) which shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (the Schedule TO and such documents, collectively, together with any amendments and supplements thereto, the “Offer Documents”). Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to holders of Company Common Shares. Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it or on its behalf for use in the Offer Documents if and to the extent that it shall have become false and misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Company’s shareholders, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given the opportunity to review the Offer Documents before they are filed with the SEC. In addition, Parent and Purchaser agree to provide the Company and its counsel in writing with any comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

     3.3 Company Actions.

            3.3.1. The Company hereby represents that (i) its Board of Directors, at a meeting or meetings duly called and held, has (A) determined that the Offer and the Merger are advisable and in the best interests of the Company, (B) approved and adopted the plan of merger (as such term is used in Section 23-1-40-1 of the Indiana Business Corporation Law) contained in this Agreement, (C) subject to Section 5.1.3, resolved to recommend acceptance of the Offer and approval of the plan of merger contained in this Agreement by the shareholders of the Company, (D) irrevocably taken all necessary steps to cause Chapter 42 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement and the acquisition of Shares pursuant to the Offer and the Shareholder Tender Agreement, (E) irrevocably taken all necessary steps to approve Parent and Purchaser becoming, pursuant to the Merger, Shareholder Tender Agreement and/or the acquisition of Company Stock pursuant to the Offer, and the Shareholder Tender Agreement, “interested shareholders” within the meaning of Section 23-1-43-10 of the Indiana Business Corporation Law and causing any other requirements of Sections 23-1-43-18 and 19 of the Indiana Business Corporation Law to be inapplicable to the Merger, the Shareholder Tender Agreement and the acquisition of Shares pursuant to the Offer and the Shareholder Tender Agreement and (F) irrevocably resolved to elect, to the extent of the Company’s Board of Directors’ power and authority and to the extent permitted by law, not to be subject to any other “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover laws and regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement or the Shareholder Tender Agreement, and (ii) Goldman Sachs & Co. (the “Company Financial Advisor”), the Company’s independent financial advisor, has advised the Company’s Board of Directors that, in its opinion, the consideration to be paid in the Offer and the Merger to the Company’s shareholders is fair, from a financial point of view, to such shareholders. Subject to Section 5.1.3, the Company consents to the above recommendations being included in the Offer Documents. The Company has delivered to Parent a true and complete copy of the engagement agreement between the Company and the Company Financial Advisor.

            3.3.2. Concurrently with the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule 14D-9”). Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it or on its behalf for use in the Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the Company’s shareholders, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser and their counsel shall be given the opportunity to review the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Parent and Purchaser and their counsel in writing with any comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

     3.4 Shareholder List.

     In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Company Common Shares as of the latest practicable date and shall furnish Parent and Purchaser with such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request in communicating the Offer to the record and beneficial holders of such shares.

     3.5 Directors.

            3.5.1. Promptly upon the purchase of and payment for Company Common Shares by Parent on the Share Purchase Date and prior to the Effective Time, (i) the size of the Board of Directors of the Company shall be decreased to seven, (ii) all current directors shall resign, other than three of the current directors who are not employees of the Company or shareholders, affiliates, associates or employees of Parent or Purchaser (as shall be designated by the board of directors of the Company prior to the Share Purchase Date), and (iii) a number of persons equal to the aggregate vacancies so created shall be designated by Parent and shall be elected to fill the vacancies so created. Any person designated by Parent to serve on the Board of Directors of the Company between the Share Purchase Date and the Effective Time shall be responsible, qualified and knowledgeable about the retail industry and/or the sporting goods industry, and the persons designated by Parent to serve shall, collectively, satisfy all applicable NASD listing standards for composition of the board. The Company shall, upon request of Parent, use its reasonable best efforts promptly to secure the resignations of such number of its incumbent directors as is necessary to enable Parent’s designees to be so elected or appointed to the Board of Directors (and to the extent the Company is not successful in securing all of such resignations, increase the size of the Board of Directors to enable Parent to designate a majority of the total number of directors of the Company), and shall use its reasonable best efforts to cause Parent’s designees to be so elected or appointed at such time. The Company’s obligations under this Section 3.5.1 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 3.5.1 (subject to Parent’s timely notification to the Company of such information as is necessary to fulfill such obligations), including mailing to shareholders (together with the Schedule 14D-9 if Parent has then provided the necessary information) the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable the parent’s designees to be elected or appointed to the Company’s board of directors. Parent or Purchaser will supply the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The provisions of this Section 3.5.1 are in addition to and shall not limit any rights which Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Company Common Shares as a matter of law with respect to the election of directors of the Company or otherwise.

            3.5.2. As provided in Section 3.5.1, following the Share Purchase Date and prior to the Effective Time, the Company shall cause its Board of Directors to have at least three directors who are directors on the date hereof and who are not employed by the Company and who are not affiliates, associates, shareholders or employees of Parent or Purchaser (the “Independent Directors”); provided, however, that if any Independent Directors cease to be directors for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate any other person(s) who shall not be shareholders, affiliates, associates or employees of Parent or any of its subsidiaries to fill such vacancies and such person(s) shall be deemed to be Independent Director(s) for purposes of this Agreement (provided that the remaining Independent Directors shall fill such vacancies as soon as practicable, but in any event within five business days, and provided further that if no Independent Director then remains, the other directors shall designate three persons who shall not be shareholders, affiliates, associates or employees of Parent or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of this Agreement). Following the Share Purchase Date and prior to the Effective Time, neither Parent nor Purchaser will take any action to cause any Independent Director to be removed other than for cause. Notwithstanding anything in this Agreement to the contrary, after the Share Purchase Date and prior to the Effective Time, any approval by the Board of Directors or any other Company action must be made at a time when there are at least three Independent Directors serving on the board of directors of the Company and with the approval of at least six of the seven directors of the Company (in each case, or such other number of directors that ensures that at least a majority of the Independent Directors has granted such approval) in order to (i) amend or terminate this Agreement by the Company, (ii) exercise or waive any of the Company’s rights, benefits or remedies hereunder, or (iii) take any other action of the Board of Directors under or in connection with this Agreement in any manner that adversely affects the holders of Company Common Shares, as determined by a majority of the Independent Directors. The Independent Directors shall have the authority to retain such counsel and other advisors at the expense of the Company as determined appropriate by any of the Independent Directors. In addition, the Independent Directors shall have the authority to institute any action, on behalf of the Company, to enforce performance of this Agreement. For purposes of this Agreement, an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS

     4.1 Representations, Warranties and Agreements of the Company.

     Except as set forth in a disclosure letter dated the date hereof and delivered by the Company to Parent and Purchaser concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (provided that any fact or item disclosed in any section of the Company Disclosure Letter shall be deemed to be disclosed with respect to other sections thereof), the Company represents and warrants to each of Parent and Purchaser as follows:

            4.1.1. Organization, Good Standing, Capitalization.

                  (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana with all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as now being conducted, to enter into this Agreement and, subject to the approval of the Company’s shareholders in accordance with the Indiana Business Corporation Law, to perform its obligations hereunder, except where the failure to be so duly organized, validly existing and in good standing or to have such corporate power and authority would not reasonably be expected to have a Material Adverse Effect on the Company. The authorized and issued capital stock of the Company as of the date hereof is as set forth in the recitals of this Agreement; all capital stock of the Company listed therein as authorized has been duly authorized, and all capital stock of the Company listed therein as issued and outstanding has been validly issued and is fully paid and non-assessable, with no personal liability attaching to the ownership thereof. There are no outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, the Company of any shares of its capital stock of any class other than options to purchase (1) 2,853,667 shares of the Company’s Common Stock under the Company’s stock option plans and stand-alone option agreements and (2) a stock warrant to purchase 1,350,000 shares (as adjusted for any stock split, reverse stock split or similar event) of common stock at an exercise price of not less than $44.82 per share (as adjusted for any stock split, reverse stock split or similar event). The Disclosure Letter sets forth the exercise price of all outstanding rights, options, warrants, conversion rights or other agreements for the purchase of shares of capital stock of the Company.

                  (ii) Each of the Company’s subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective state of incorporation with all corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, except where the failures so to be duly organized, validly existing and in good standing or to have such corporate power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. All of the issued and outstanding shares of common stock of each subsidiary of the Company are held (directly or indirectly) by the Company, and all such shares have been validly issued and are fully paid and non-assessable, with no personal liability attaching to the ownership thereof. There are no outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, any subsidiary of the Company of any of its capital stock.

            4.1.2. SEC Filings; Financial Statements. The Company has filed timely all SEC reports and documents required to be filed by it or its subsidiaries with the SEC since January 31, 2004 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Reports, each as in effect on the date so filed. The Company’s consolidated statements of operations for the three fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002 and the Company’s consolidated balance sheets as of January 31, 2004 and February 1, 2003 and the related notes to all of said financial statements, all of which have been heretofore included in an Annual Report on Form 10-K filed with the SEC with respect to the applicable fiscal year, present fairly, in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered except as specifically referred to in such financial statements, the consolidated financial position of the Company and its subsidiaries and the consolidated results of their operations as of, and for the periods ended on, the dates specified.

            4.1.3. No Undisclosed Liabilities. There are no material liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, other than (i) liabilities disclosed in the Company’s consolidated balance sheet as of January 31, 2004, (ii) liabilities disclosed in the Company’s Periodic Report on Form 10-K for the fiscal year ended January 31, 2004 and/or in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2004, (iii) liabilities incurred on behalf of the Company in connection with this Agreement and the contemplated Merger, (iv) liabilities incurred in the ordinary course of business consistent with past practice since January 31, 2004, (v) other liabilities disclosed to Parent in the Company Disclosure Letter, (vi) performance obligations under contracts filed as exhibits to the Company SEC Reports or entered into in the ordinary course of business consistent with past practice required in accordance with their terms or performance obligations required under any applicable law, ordinance or regulation of any Governmental Entity, in each case arising after January 31, 2004, and (vii) liabilities or obligations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. “Material Adverse Effect” means any effect that with respect to the Company or Parent (1) is both material and adverse to the financial condition, results of operations, assets or business of the Company and its subsidiaries taken as a whole or Parent and its subsidiaries taken as a whole, respectively, excluding any such effect resulting from or arising in connection with (A) changes or conditions generally affecting the retail industry and/or the sporting goods industry, (B) changes or conditions generally affecting the U.S. economy or financial markets, (C) increase or decrease in trading price or trading volume of the Company Common Shares, (D) reduction in revenues, cash flow or earnings, (E) changes or conditions arising by reason of this Agreement, the Merger and the other transactions contemplated by this Agreement, including the announcement of any of the foregoing, (F) commencement of a new war or material escalation of current wars, armed hostilities or terrorism directly or indirectly involving the United States or (G) the departure of employees of the Company; or (2) would materially impair the ability of the Company, with respect to any effect on the Company, or Parent or Purchaser, with respect to any effect on Parent, to consummate the transactions under this Agreement. “Aggregate MAE” means a Material Adverse Effect with respect to both the Company and Parent (including their respective subsidiaries), taken as a whole.

            4.1.4. Operation in Ordinary Course. Except as disclosed in any of the Company’s SEC reports and documents filed or furnished prior to the date hereof, each of the Company and its subsidiaries has conducted its business in the ordinary course consistent with past practice between January 31, 2004 and the date of this Agreement.

            4.1.5. Authority Relative to this Agreement, etc. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, except in the case of the Merger for any requisite approval of the Merger by its shareholders. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

            4.1.6. Vote Required. Unless the Merger is consummated pursuant to Section 23-1-40-4 of the Indiana Business Corporation Law as contemplated by Section 1.6 above, the affirmative vote of the holders of a majority of the outstanding Company Common Shares are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the transactions contemplated hereby. No bonds, debenture notes or other indebtedness of the Company or its subsidiaries has the right to vote on any matters on which the holders of the Company’s capital stock may vote.

            4.1.7. Compliance with Other Instruments, etc. Subject to requisite shareholder approval and except for the consents referred to in Section 4.1.8, neither the execution nor delivery of this Agreement by the Company nor the Company’s consummation of the transactions contemplated hereby will conflict with, result in any violation of, or constitute a default under, (i) the Articles of Incorporation or Bylaws of the Company, (ii) any contract required to be filed with the SEC under Item 601 of Regulation S-K (“Material Contract”) or any other contract, agreement, mortgage, indenture, license, permit, lease or other instrument that, in any case, is material to the Company and its subsidiaries taken as a whole or (iii) any judgment, decree, order or material law or regulation of any governmental agency or authority in the United States by which the Company or any of its subsidiaries is bound, except, with respect to clauses (i) through (iii) above, where the conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

            4.1.8. Governmental and other Consents, etc. Subject to any requisite shareholder approval and any required filings with the United States Department of Justice or the Federal Trade Commission, and except for those consents, approvals, authorizations or filings, which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, no consent, approval or authorization of, or filing with, any court, tribunal, administrative agency or commission, legislative body or other governmental or regulatory agency, authority, board, bureau or instrumentality or other public persons or entities in the United States (a “Governmental Entity”) on the part of the Company or any of its subsidiaries is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby other than (i) filings in the State of Indiana in accordance with the Indiana Business Corporation Law,

(ii) filings with the SEC, the National Association of Securities Dealers, Inc. and any applicable national securities exchange or quotation system and (iii) filings or consents required in relation to firearms licenses in connection with a change in control or a change in management.

            4.1.9. No Misleading Statements. None of the Company SEC Reports (including, but not limited to, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

            4.1.10. Compliance with Applicable Law. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as currently conducted (the “Company Permits”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as disclosed in the Company’s SEC reports and documents filed or furnished prior to the date hereof, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. No investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened, in each case as of the date of this Agreement, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

            4.1.11. No Broker. No broker, finder, investment banker or other person is entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company other than the Company Financial Advisor.

            4.1.12. Litigation. There is not now pending, and to the knowledge of the Company there is neither threatened nor any basis for, any litigation, action, suit or proceeding to which the Company or any of its subsidiaries is or will be a party in or before or by any Governmental Entity, except for (A) any litigation, action, suit or proceeding (whether instituted, pending or threatened) involving claims with respect to the Offer, the Merger or the other transactions contemplated by this Agreement or (B) any other litigation, action, suit or proceeding (whether instituted, pending or threatened) involving claims which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. In addition, there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having or which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

            4.1.13. ERISA Matters.

                  (i) The Company has made available to Purchaser copies of all deferred compensation, pension, profit-sharing and retirement plans, and all bonus, welfare, severance plans, policies and agreements and other “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit or stock option, stock ownership, stock appreciation, phantom stock or equity (or equity-based) plans, separation and change in control programs, participated in or maintained by the Company or with respect to which contributions are made or obligations assumed by the Company in respect of the Company (including health, life insurance and other benefit plans maintained for former employees or retirees). Such plans or other arrangements are collectively referred to herein as “Company Benefit Plans.”

                  (ii) Except as indicated in the Company’s SEC reports and documents, and except as would not reasonably be expected to have a Material Adverse Effect on the Company, (A) neither the Company nor any affiliate maintains, nor has contributed since January 1, 2000, to any multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, (B) for each funded employee pension benefit plan (within the meaning of Section 3(2) of ERISA) that (x) is subject to the provisions of Section 401(a) of the Code and (y) is maintained by the Company or any of its subsidiaries for any of its employees, the Company or such subsidiary has obtained a favorable determination letter from the Internal Revenue Service, (C) to the knowledge of the Company, none of said determination letters has been revoked by the Internal Revenue Service, nor has the Internal Revenue Service given any indication to the Company or such subsidiary that it intends to revoke any such determination letter, (D) neither the Company nor any affiliate currently maintains, contributes to or has any liability with respect to any employee benefit plan that is subject to Title IV of ERISA and (E) the Company, its subsidiaries and the Company Benefit Plans have not committed any violation of ERISA or any agreement relating to the administration of such plans.

            4.1.14. Parachute Payments.

            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any material payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its subsidiaries or affiliates from the Company or any of its subsidiaries or affiliates under any Company Benefit Plan or otherwise, (B) materially increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits, except with respect to any event or condition referred to in any of clauses (A) through (C) above that arises from any employee agreement disclosed in the Company Disclosure Letter (the “Employee Agreements”). As of the date of this Agreement, no individual who is a party to an Employee Agreement has terminated employment or been terminated, in either case under circumstances that have given rise to a severance obligation on the part of the Company under such Employee Agreements.

            4.1.15. Real Estate.

                  (i) The Company Disclosure Letter includes a list, which is true and correct in all material respects, of all the real property (“Owned Real Property”) which is owned in fee by the Company or its subsidiaries. The Company or its subsidiaries, as the case may be, has good, marketable and insurable title to the Owned Real Property, except for failures to have good, marketable and insurable title that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

                  (ii) The Company Disclosure Letter includes a list, which is true and correct in all material respects, of all of the leases and subleases and any amendments thereto of the Company and its subsidiaries and each leased and subleased parcel of real property in which the Company or any of its subsidiaries is a tenant, subtenant, landlord or sublandlord (“Real Property Leases”). The Company Disclosure Letter includes a summary (on a per lease basis), which, to the knowledge of the Company, is not incorrect in any material respect, of the following information as and to the extent it is set forth in any Real Property Lease, reciprocal easement agreement or similar instrument or memorandum of lease specifically identified in the Disclosure Letter: (A) any material consent or notice required to be delivered as the result of the consummation of the Offer or the Merger; (B) each Real Property Lease’s term and any options to extend the term; (C) the rent payable and occupancy costs on a per lease basis (including CAM (common area maintenance or other similar charges), utilities, maintenance expenses and taxes) for each of the Company’s currently operating retail stores and the depreciation for each such store on a per store basis; and (D) any material operating, use or other restrictions or covenants that restrict or prohibit the use or operation of the store as a sporting goods retailer (including any restrictions relating to the use or operation of the lease space as a store of Parent, operating under the “Dick’s Sporting Goods, Inc.” name) or the current operation of the store. The Company Disclosure Letter lists those reciprocal easement agreements, subordination and non-disturbance agreements, utility leases, title insurance policies and documents referenced therein, assignments of leases and rents, mortgages, indentures, tax indemnities and other instruments that the Company has reviewed in connection with entering into this Merger Agreement, if any (the “Reviewed Documents”), and discloses whether any of those reviewed agreements and other reviewed documents contain any material operating, use or other restrictions or covenants that restrict or prohibit the use or operation of the store as a sporting goods retailer (including any restrictions relating to the use or operation of the lease space as a store of Parent, operating under the “Dick’s Sporting Goods, Inc.” name) or the current operation of the store. Other than the Reviewed Documents, to the knowledge of the Company, the Company has not reviewed any reciprocal easement agreements, subordination and non-disturbance agreements, utility leases, title insurance policies and documents referenced therein, assignments of leases and rents, mortgages, indentures, tax indemnities or other instruments in connection with entering into this Agreement (all of the foregoing, collectively, the “Unreviewed Documents”). To the knowledge of the Company, the Company has not received written notice nor is it aware that the Company’s current use or operation of a leased property as a retail sporting goods store violates any material obligation in the Unreviewed Documents. In the ordinary course of the Company’s due diligence for entering into Real Property Leases relating to unopened stores for which the Company has entered into lease agreements or stores which have opened since July 1, 2003 (collectively, “New Stores”) the Company or its agents conducted a review of title exception documents that would materially restrict or prohibit the use or operation of any New Store and based upon such review, to the knowledge of the Company, the Company has not received written notice nor is it aware that such title exception documents materially prohibit or restrict the use or operation of any New Store as a prototypical Company store.

                  (iii) With respect to each Real Property Lease, as of the date of this Agreement: (A) each is a legal, valid, binding and enforceable agreement, in full force and effect, (B) to the knowledge of the Company, neither the Company nor its subsidiaries have received written notice that (i) it is in breach or default in any material respect or (ii) any event has occurred that would constitute or permit termination, modification or acceleration of the Real Property Lease or trigger liquidated damages, (C) to the knowledge of the Company, neither the Company nor its subsidiaries have received written notice or is aware of any dispute or claim and (D) no interest in the Real Property Lease or the demised premises has been assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered, except with respect to any event or condition referred to in Section 4.1.15(iii)(A) through (D) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company and/or would not reasonably be expected to reduce by more than 18% the aggregate four-wall operating income, calculated in accordance with the Company’s four-wall contribution analysis, of the top nine performing stores of the Company, based on operating income for the fiscal year ended January 31, 2004; provided, however, that for purposes of determining the amount of any such reduction, the reduction in the four-wall operating income of any one store shall be deemed not to be more than 8% of the aggregate four-wall operating income of the top nine performing stores of the Company (a “Significant Store MAE”).

                  (iv) The Company Owned Real Property and the Real Property Leases are referred to collectively herein as the “Company Real Property.” With respect to the Company Real Property, as of the date hereof:

                        (A) to the knowledge of the Company, neither the Company nor its subsidiaries have received written notice nor are they aware that (1) any parcel is not in material compliance with all federal, state or local laws in effect as of the date hereof relating to use, occupancy and operation of the related retail store or (2) any condition currently or previously existing on any Company Real Property that would reasonably be expected to give rise to any violation of, or require any remediation under, any existing federal, state or local laws applicable to the Company Real Property, except with respect to any condition referred to in Section 4.1.15(iv)(A)(1) and (2) that have arisen in the ordinary course of business that individually or in the aggregate, would not reasonably be expected to have (x) a Material Adverse Effect on the Company or (y) a Significant Store MAE;

                        (B) to the knowledge of the Company, neither the Company nor its subsidiaries have received written notice of, and to the knowledge of the Company, there is not currently threatened, any pending condemnation or other similar proceeding that, after taking into account insurance coverage, among other things, would reasonably be expected to have a Material Adverse Effect on the Company;

                        (C) to the knowledge of the Company, neither the Company nor its subsidiaries have received written notice that current use of the Company Real Property violates in any material respect any agreement other than those violations that, individually or in the aggregate, would not reasonably be expected to have (1) a Material Adverse Effect on the Company or (2) a Significant Store MAE;

                        (D) to the knowledge of the Company, no damage or destruction has occurred, nor are there any defects, with respect to any of the Company Real Property that, individually or in the aggregate, would reasonably be expected to have (1) a Material Adverse Effect on the Company or (2) a Significant Store MAE;

                        (E) to the knowledge of the Company, neither the Company nor its subsidiaries have received written notice, nor is the Company aware, of any required certificate of occupancy, permit, license, franchise, approval or authorization of any Governmental Entity having jurisdiction over the Company Real Property which the Company has not obtained or maintained in effect, the absence of which would reasonably be expected to have (1) a Material Adverse Effect on the Company or (2) a Significant Store MAE;

                        (F) neither the Company nor any subsidiary is obligated under any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Company Real Property or any portion thereof or interest therein other than any option, right of first refusal or other contractual right which, individually or in the aggregate, would not reasonably be expected to have (1) a Material Adverse Effect on the Company or (2) a Significant Store MAE; and

                        (G) the Company has property and casualty insurance policies that are commercially reasonable and consistent with past practices of the Company.

            4.1.16. Environmental. The business of the Company and its subsidiaries is being conducted in material compliance with all current applicable federal and state laws and regulations relating to the protection of the environment, except for violations of such laws and regulations that would not reasonably be expected to have a Material Adverse Effect on the Company. There is not now pending, and to the knowledge of the Company there is neither threatened nor any basis for, any action against the Company or its subsidiaries under any applicable federal and state law or regulations relating to the protection of the environment that would reasonably be expected to have a Material Adverse Effect on the Company.

            4.1.17. Intellectual Property.

                  (i) The Company and its subsidiaries own or have the right to use all Company Intellectual Property necessary to carry on their respective businesses as currently conducted, except where, individually or in the aggregate, such failure would not reasonably be expected to have Material Adverse Effect on the Company. As used in this Agreement, “Company Intellectual Property” means all trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and general intangibles of like nature, together with goodwill, registrations and applications relating to the foregoing; patents, copyrights, (including registrations and applications for any of the foregoing); computer programs, including any and all databases and compilations, including any and all data and collections of data; trade secrets; and any other know-how, methods, concepts, or other proprietary rights owned by the Company and its subsidiaries or held for use or used in the business of the Company and its subsidiaries as conducted as of the date hereof, or as presently contemplated to be conducted and any licenses to use any of the foregoing.

                  (ii) (A) Neither the Company nor its subsidiaries have received written notice from any third party regarding any actual or potential infringement or misappropriation, or other violations, by the Company or any of its subsidiaries of any intellectual property of such third party, (B) neither the Company nor its subsidiaries have received written notice from any third party regarding any assertion or claim challenging the validity of any Company Intellectual Property, (C) to the knowledge of the Company no third party is misappropriating, infringing, diluting or violating any Company Intellectual Property that is owned by the Company and that is material to the Company’s operations and (D) to the knowledge of the Company, all of the issued or registered Company Intellectual Property owned by the Company or any of its subsidiaries held of record in the name of the Company or the applicable subsidiary (x) is free and clear of all mortgages, liens, pledges, encumbrances and restrictions, and (y) is not the subject of any cancellation or reexamination proceeding or any other proceeding challenging their extent or validity, except with respect to any event or condition referred to in clauses (A) through (D) above that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

            4.1.18. Insurance. To the knowledge of the Company, neither the Company nor any Purchaser of the Company has received notice of any pending or threatened cancellation (retroactive or otherwise) with respect to any of the insurance policies in force naming the Company, any of its subsidiaries or employees thereof as an insured or beneficiary or as a loss payable payee.

            4.1.19. Labor and Employment Matters.

                  (i) Neither the Company nor any Subsidiary is party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. As of the date hereof, to the knowledge of the Company, there are no unfair labor practice complaints pending against the Company or any subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any subsidiary. There is not now pending, and to the knowledge of the Company there is neither threatened nor any basis for, (A) any employment dispute or claim against the Company or its subsidiaries, (B) claims of employment discrimination against the Company or its subsidiaries or (C) federal or state labor citations, investigations, proceedings or complaints, which in each case would reasonably be expected to have a Material Adverse Effect on the Company.

                  (ii) From and after the date of this Agreement, the Company will not enter into or establish (or amended or altered) any Company Benefit Plan or Employee Agreements in which any director or executive officer of the Company participates or any employment agreement to which any director or executive officer is party without the written consent of Parent or Purchaser.

            4.1.20. Offer Documents; Schedule 14D-9; and Proxy Statement.

                  (i) None of the information supplied or to be supplied by or on behalf of the Company or any affiliate of the Company for inclusion in the Offer Documents will, at the times such documents are filed with the SEC and are mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time the Schedule 14D-9 is filed with the SEC and at all times prior to the purchase of the Company Common Shares by Purchaser pursuant to the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Purchaser or an affiliate of Parent or Purchaser expressly for inclusion in the Offer Documents. The Schedule 14D-9 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

                  (ii) The letter to shareholders, notice of meeting, proxy statement and form of proxy, or the information statement, as the case may be, that may be provided to shareholders of the Company in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed and at the time of the Special Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by Parent, Purchaser or any affiliate of Parent or Purchaser expressly for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

            4.1.21. Taxes. The Company and each of its subsidiaries have timely filed all material Tax Returns required to be filed by any of them. All such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations, except for any matter which would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each subsidiary has withheld and paid over to the relevant taxing authority all Taxes required to have been withheld and paid in connection with payments to employees, officers, directors, independent contractors, creditors, shareholders or other third parties, except for such Taxes which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company. For purposes of this Agreement, “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

            4.1.22. Related Party Transactions. Since February 1, 2003 the Company has not entered into any transaction of the type described in Item 404(a) of Regulation S-K promulgated by the SEC that is not described in the Proxy Statement of the Company dated April 30, 2004 or in the other SEC reports and documents filed or furnished with the SEC by the Company. Since April 15, 2004 the Company has not entered into any employment, consulting or other compensatory agreement.

     4.2 Representations, Warranties and Agreements of Parent.

     Parent represents and warrants to the Company as follows:

                  4.2.1. Organization, Good Standing, Capitalization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as now being conducted, and to enter into this Agreement and perform its obligations hereunder.

                  4.2.2. Purchaser. Parent owns all of the issued and outstanding shares of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana with all requisite corporate power to enter into this Agreement and perform its obligations hereunder. All of the issued and outstanding shares of Purchaser have been validly issued and are fully paid and non-assessable with no personal liability attaching to the ownership thereof. There are no outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, Purchaser of any shares of its capital stock, other than this Agreement. Since its organization, Purchaser has conducted no business activities, except such as are related to this Agreement and the performance of its obligations hereunder.

            4.2.3. Authority Relative to this Agreement, etc. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and constitutes a valid, legal and binding agreement of each of Parent and Purchaser, respectively, enforceable against each of Parent and Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

            4.2.4. Compliance with other Instruments, etc. Subject to the consents referred to in Section 4.2.5, neither the execution nor delivery of this Agreement by Parent or Purchaser nor Parent’s or Purchaser’s consummation of the transactions contemplated hereby will conflict with, result in any violation of, or constitute a default under, (i) the Articles or Certificate of Incorporation or Bylaws of Parent or Purchaser, (ii) any Material Contract or any other contract, agreement, mortgage, indenture, license, permit, lease or other instrument material to Parent and its subsidiaries taken as a whole or (iii) any judgment, decree, order, or any material law or regulation of any governmental agency or authority in the United States by which Parent or any of its subsidiaries is bound.

            4.2.5. Governmental and other Consents, etc. Subject to any required filing with the U.S. Department of Justice or the Federal Trade Commission, no material consent, approval or authorization of or filing with any Governmental Entity on the part of Parent, Purchaser or any of their subsidiaries is required in connection with the execution or delivery by Parent and Purchaser of this Agreement or the consummation of the transactions by Parent and Purchaser contemplated hereby other than filings with the SEC and any applicable national securities exchange or quotation system.

            4.2.6. No Broker. No broker, finder, investment banker or other person is entitled to any brokerage, finder’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Purchaser other than Peter J. Solomon Company, L.P.

            4.2.7. Litigation. There is not now pending, and to the knowledge of Parent and Purchaser there is neither threatened nor is there any basis for, any litigation, action, suit or proceeding to which Parent or Purchaser or any of their respective subsidiaries is or will be a party in or before or by any Governmental Entity, except for (A) any litigation, action, suit or proceeding (whether instituted, pending or threatened) involving claims with respect to the Offer, the Merger or the other transactions contemplated by this Agreement or (B) any other litigation, action, suit or proceeding (whether instituted, pending or threatened) involving claims which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and Purchaser or the Merger. In addition, there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or Purchaser or any of their respective subsidiaries having or which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and Purchaser or the Merger.

            4.2.8. Offer Documents; Proxy Statement.

                  (i) None of the Offer Documents will, at the times such documents are filed with the SEC and are mailed to the shareholders of the Company, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Purchaser with respect to information supplied in writing by the Company or an affiliate of the Company expressly for inclusion therein. The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

                  (ii) None of the information supplied by Parent, Purchaser or any affiliate of Parent or Purchaser for inclusion in the Proxy Statement or the Schedule 14D-9 will, at the date of filing with the SEC, and, in the case of the Proxy Statement, at the time the Proxy Statement is mailed and at the time of the Special Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            4.2.9. Sufficient Funds. Parent has (or will cause Purchaser to have) the funds necessary to consummate the Offer and the Merger and pay the Offer Price for each share tendered in the Offer, the Merger Consideration and the payments required to be made by the

Surviving Corporation pursuant to Section 2.3 and 2.4 and the fees and expenses associated with this Agreement and the transactions contemplated by this Agreement. As of the Share Purchase Date, Parent will have (or will cause Purchaser to have) the funds necessary to refinance all the Company’s debt for borrowed money that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the consummation of the Offer. Prior to the Share Purchase Date, Parent will provide to the Company or its representatives on a confidential basis any information required to be supplied under Section 5.2.3. Parent shall give the Company prompt notice of any material adverse change with respect to the status of the availability of such necessary funds.

5. COVENANTS

     5.1 Covenants of the Company.

            5.1.1. Conduct of Business. The Company agrees that during the period from the date of this Agreement to the Effective Time (unless the other parties shall otherwise agree in writing, which approval shall not be unreasonably withheld, conditioned or delayed and except as otherwise contemplated by this Agreement), except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company will, and will cause each of its subsidiaries to, conduct its operations according to its ordinary course of business consistent with past practice and use all commercially reasonable efforts to preserve intact its current business organization, keep available the service of its current employees and preserve its relationship with customers, suppliers and others having significant dealings with it. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement or as disclosed to Parent by the Company in the Company Disclosure Letter, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

                  (i) except for shares to be issued or delivered pursuant to the Company’s stock plans and agreements for options outstanding and unexpired on the date of this Agreement and the stock warrant to purchase 1,350,000 shares (as adjusted for any stock split, reverse stock split or similar event) of common stock at an exercise price of at least $44.82 per share, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including Company Common Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock other than grants at fair market value on the date of grant made to newly-hired employees of the Company, or (B) any other securities in respect of, in lieu of, or in substitution for, of Company Common Shares outstanding on the date hereof;

                  (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding capital stock, including Company Common Shares, or any rights, warrants or options to acquire any such shares or other securities (except for shares of restricted stock forfeitable under the terms of any of the Company’s stock plans and except in connection with option exercises);

                  (iii) split, combine, subdivide or reclassify any Company Common Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock, including Company Common Shares or otherwise make any payments to shareholders in their capacity as such, other than the declaration and payment of any regular quarterly cash dividend on Company Common Shares and except for dividends by a wholly-owned subsidiary of the Company;

                  (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

                  (v) adopt any amendments to its Articles or Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

                  (vi) except in each case in the ordinary course of business consistent with past practice, make any acquisition, by means of merger, consolidation or otherwise, or disposition, of assets or securities, or mortgage or otherwise encumber or subject to lien any of its properties or assets;

                  (vii) other than in accordance with leases or other contractual obligations in existence on the date hereof and otherwise in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money or sell any debt securities or guarantee any such indebtedness, (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly-owned subsidiary of the Company, or (C) make any commitments for capital expenditures in excess of $500,000.00 individually, or $2,000,000.00 in the aggregate;

                  (viii) except in the ordinary course of business consistent with past practice, grant any material increases in the compensation of any of its directors, officers or key employees;

                  (ix) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any employee, consultant, director or officer, whether past or present, except that the Company (i) may pay or commit to pay bonuses in an amount not to exceed $750,000 in the aggregate to employees of the Company that are not executive officers or directors who agree to remain employed through the Effective Date and (ii) may pay or commit to pay bonuses in an amount not to exceed $750,000 in the aggregate to employees that are not executive officers or directors of the Company who (A) agree to remain employed through the Effective Date and (B) with respect to whom Parent has provided the Company prior written consent, which consent shall not be unreasonably withheld or delayed; and provided that immediately following the date of this Agreement the Company shall afford Parent (in accordance with the protocols set forth below) the opportunity to interview such employees of Company as the Parent selects in an effort to decide whether or not to offer them a position with Purchaser in the event the transaction is closed and to offer such future employment terms as Parent deems appropriate.

The protocols for this procedure shall be (a) such interviews shall not be conducted on the premises of the Company, (b) a person selected by the Company and agreed to by Parent shall be given the opportunity to sit in on any such interviews (and Parent agrees to the selection of the Company’s Executive Vice President and General Counsel, Senior Vice President, Human Resources and Vice President, Human Resources), and (c) the individuals of Parent who may conduct such interviews shall include only the Chief Executive Officer, the President, the Chief Administrative Officer, the Chief Financial Officer, the Senior Vice Presidents of Allocations and Replenishments, Human Resources, Information Technologies and Merchandising and any person approved by David Zoba.

                  (x) enter into any new or materially amend any existing employment or severance, termination or similar agreement with any director or officer;

                  (xi) except as may be required to comply with applicable law or regulation, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

                  (xii) (A) settle or compromise any material claims or litigation (i) with the result that it would materially and adversely affect a material relationship with a landlord, vendor or other person with whom the Company has a significant relationship or (ii) which would reasonably be expected to have a Material Adverse Effect on the Company; or (B) enter into, modify, amend or terminate any Material Contract or waive, release or assign any material rights or claims thereunder; for the avoidance of doubt, nothing in this Section 5.1.1(xii)(B) shall limit the ability of the Company to enter into Real Property Leases under Section 5.1.1(xvi);

                  (xiii) make any material change in accounting policies or procedures applied by the Company (including Tax accounting policies and procedures), other than (A) in the ordinary course of business consistent with past practice, (B) as required by applicable law, regulation or change in generally accepted accounting principles, or (C) based on the advice of its independent auditors, as the Company determines in good faith is advisable to conform to best accounting practices;

                  (xiv) except in the ordinary course of business or as otherwise required by applicable law or regulation, make any Tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary course of business;

                  (xv) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

                  (xvi) enter into more than two Real Property Leases relating in each case to a retail store of the Company or its subsidiaries; or

                  (xvii) enter into or become obligated under any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Company Real

Property or any portion thereof or interest therein other than any option, right of first refusal or other contractual right existing as of the date hereof;

provided that nothing in this Section 5.1.1 shall give Parent or Purchaser the right to control or direct the operations, assets, liabilities or business of the Company and its subsidiaries until the Effective Time.

            5.1.2. Access to Information. Until the Effective Time or until the abandonment of the Merger as permitted by this Agreement, the Company will allow Parent and its representatives reasonable access, during normal business hours and upon reasonable prior notice specifying in reasonable detail the information to which access is sought, to the properties, operations, books and records of the Company and its subsidiaries that Parent in good faith determines is necessary (i) from and after the date hereof, (A) to verify the accuracy of the representations made by the Company in this Agreement, (B) to verify the performance of covenants made by the Company in this Agreement or (C) to verify the satisfaction of closing conditions and (ii) from and after the Share Purchase Date, for the purposes stated in clause (i) above and any other purpose reasonably related to the Merger, the Offer or the transactions contemplated thereby; provided, however, that, to the extent not already otherwise provided to Parent and its representatives, the Company will allow Parent and its representatives reasonable access to information that may be furnished to other persons pursuant to Section 5.1.3(i).

            5.1.3. No Solicitations.

                  (i) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries (A) to solicit, initiate or encourage, or take any other action to facilitate (including by way of furnishing information), any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as hereinafter defined) (other than disclosures permitted under Section 5.1.3(v) and the issuance of press releases and the filing or furnishing of documents with the SEC, in each case as permitted under Section 9.13), or (B) to participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that (1) the Company may in response to a Takeover Proposal, request clarifications from (but not, in reliance on this subsection (1), enter into negotiations with) any third party which makes such Takeover Proposal if such action is taken solely for the purpose of obtaining information reasonably necessary for the Company to ascertain whether such Takeover Proposal is a Favorable Third Party Proposal (as defined below) and (2) the Company may, in response to any proposal which constitutes a Favorable Third Party Proposal (as defined below), (A) furnish information with respect to it and its subsidiaries to any person pursuant to a customary confidentiality agreement, the benefits of the terms of which, if more favorable than the confidentiality agreement in place with Parent, shall be extended to Parent, and (B) negotiate or otherwise engage in substantive discussions with, the party making such proposal, if the Board or Directors of the Company determines in good faith by a majority vote, based on the advice of its outside legal counsel, there is a reasonable basis to conclude that such action is required for it to comply with its fiduciary duties.

                  (ii) Immediately after the execution and delivery of this Agreement, the Company will, and will cause its subsidiaries and affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Takeover Proposal.

                  (iii) Subject to this Section 5.1.3, neither the Board of Directors of the Company nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer or the adoption and approval of the matters to be considered at the Special Shareholders Meeting, (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (C) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal; provided that (x) actions taken by the Board of Directors of the Company in accordance with the proviso to Section 5.1.3(i) shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting and (y) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer that constitutes a Takeover Proposal, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors of the Company shall publicly confirm such approval and recommendation and recommends against the acceptance of such tender offer or exchange offer by the shareholders of the Company. Notwithstanding the foregoing, in the event that the Board of Directors determines in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis for its determination that such action is required for it to comply with its fiduciary duties with respect to a Favorable Third Party Proposal, then the Board of Directors of the Company may (1) withdraw or modify its approval or recommendation of the Offer, the Merger or the adoption and approval of the matters to be considered at the Special Shareholders Meeting, (2) approve or recommend the Favorable Third Party Proposal and/or (3) after the third business day following the Company’s written notice to Parent that specifies the material terms and conditions of the Favorable Third Party Proposal, terminate this Agreement (and concurrently with such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to the Favorable Third Party Proposal).

                  (iv) As used in this Agreement, “Takeover Proposal” means any written proposal from a credible third party relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries, taken as a whole, or 20% or more of any class or series of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the combined voting power of Company Common Shares, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries in which the other party thereto or its shareholders will own 20% or more of the combined voting power of the parent entity resulting from any such transaction, other than the transactions contemplated by this Agreement. As used in this Agreement, “Favorable Third Party Proposal” means a written proposal from a credible third party relating to any direct or indirect acquisition or purchase of 50% or more of the assets of the Company and its subsidiaries, taken as a whole, or 50% or more of any class or series of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of the combined voting power of Company Common Shares, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries in which the other party thereto or its shareholders will own 50% or more of the combined voting power of the parent entity resulting from any such transaction, and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of the Company Financial Advisor or another financial advisor of nationally recognized reputation and considering any modifications to this Agreement proposed by Parent), taking into account legal, financial, regulatory and other aspects of the proposal deemed appropriate by the Board of Directors of the Company, to be at a higher price or financial value per Company Common Share, than the Merger (taking into account any amendments to this Agreement proposed by Parent in response to the receipt by Parent of the proposal) to the Company’s shareholders.

                  (v) Nothing contained in this Section 5.1.3 shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if the Board of Directors determines in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis for its determination that such action is required for it to comply with fiduciary duties or applicable law.

            5.1.4. Takeover Laws. The Company shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and if any Takeover Law is or may become applicable to the Offer or the Merger, the Company shall use its reasonable best efforts to ensure that the transactions contemplated by this Agreement and the Shareholder Tender Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use its reasonable best efforts to eliminate or minimize the effects of any Takeover Law on the Offer or the Merger.

            5.1.5. Proxy Statement. Unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law as contemplated by Section 1.6 above and subject to Section 5.1.3, the Company shall prepare and file with the SEC, subject to the prior review and approval of Parent and Purchaser (which approval shall not be unreasonably withheld), as soon as practicable after the consummation of the Offer, a preliminary Proxy Statement (the “Preliminary Proxy Statement”) relating to the Merger as required by the Exchange Act and the rules and regulations thereunder. The Company shall obtain and furnish the information required to be included in the Preliminary Proxy Statement, shall provide Parent and Purchaser with, and consult with Parent and Purchaser regarding, any comments that may be received from the SEC or its staff with respect thereto, shall, subject to the prior review and approval of Parent and Purchaser (which approval shall not be unreasonably withheld), respond promptly to any such comments made by the SEC or its staff with respect to the Preliminary Proxy Statement, shall cause the Proxy Statement to be mailed to the Company’s shareholders at the earliest practicable date and shall use its best efforts to obtain the necessary approval of the Merger by its shareholders.

     5.2 Covenants of Parent.

            5.2.1. Indemnification.

                  (i) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements, dated prior to the date hereof, between the Company and its present and former directors and officers (the “Indemnified Parties”) and any indemnification provisions under the Company’s Articles of Incorporation or Bylaws as in effect on the date hereof, and will indemnify the Indemnified Parties with respect to all such obligations of the Company. The Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

                  (ii) For a period of six years after the Effective Time, Parent shall, at its election, either (A) cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms no less favorable to those currently applicable to the directors and officers of the Company or (B) obtain, or permit the Company to obtain, a six year “tail” insurance policy that provides coverage no less favorable than the coverage currently provided under the Company’s directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms no less favorable to those applicable to the directors and officers of the Company.

                  (iii) This Section 5.2.1 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

            5.2.2. Employee Benefit Plans.

                  (i) For a period of one year after the Closing, Parent shall either (A) cause the Surviving Corporation to continue to sponsor and maintain the Company Benefit Plans, or (B) provide benefits to the employees of the Company who continue to be employed by the Surviving Corporation (the “Company Employees”) and their eligible dependents under employee benefit plans, programs, policies or arrangements that in the aggregate are no less favorable than those benefits provided to the Company Employees and their eligible dependents by the Company immediately prior to the Closing Date. Except to the extent necessary to avoid duplication of benefits, Parent shall recognize (or cause to be recognized) service with the Company and any predecessor entities (and any other service credited by the Company under similar benefit plans) for purposes of vesting, eligibility to participate, severance and vacation accrual under employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any subsidiary of Parent, if any, in which the Company employees are eligible to participate following the Closing. If Parent offers health benefits to the Company Employees or their eligible dependents under a group health plan that is not a Company Benefit Plan that was in effect on the Closing Date, Parent shall (x) waive any pre-existing condition exclusion under such group health plan to the extent coverage existed for such condition under the corresponding Company Benefit Plan covering such Company Employee or eligible dependent on the Closing Date and (y) credit each Company Employee and eligible dependent with all deductible payments and co-payments paid by such Company Employee or eligible dependent during the current plan year under any Company health plan covering such Company Employee or eligible dependent prior to the Closing Date for purposes of determining the extent to which any such Company Employee or eligible dependent has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health plan for such plan year.

                  (ii) For a period of one year after the Closing Date, Parent shall cause the Company to maintain any severance pay plan, policy or agreement of the Company in effect as of the Closing Date on terms no less favorable to any person employed by the Company on the Closing Date than the terms of such plan on the date of this Agreement. Parent shall cause the Company to pay to any person employed by the Company on the Closing Date who becomes eligible to receive a severance payment under such severance pay plan or policy of the Company at any time after the Closing Date and prior to the first anniversary thereof an amount equal to the greater of (A) the severance amount payable to such employee under such severance pay plan or policy of the Company and (B) the severance amount that would be payable to a comparable employee of Parent under Parent’s severance program then in effect.

                  (iii) After the Closing Date, Parent shall cause the Surviving Corporation to honor all obligations under all of the employment, severance, consulting and similar agreements of the Company existing on the date hereof.

                  (iv) Nothing herein shall be construed as giving any employee of the Company any right to continued employment after the Closing Date.

            5.2.3. Access. Until the Effective Time or until the abandonment of the Merger as permitted by this Agreement, Parent will provide the Company and its representatives with the names of the lenders, copies of commitment letters and any other documentation or agreements relating to the terms, conditions or contingencies for the financing described in Section 4.2.9 reasonably requested by the Company.

     5.3 Covenants of Purchaser.

     Purchaser agrees that prior to the Effective Time:

            5.3.1. No Business. Prior to the Effective Time, Purchaser shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Purchaser for the issuance of its stock to parent) or any liabilities or obligations, except those incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement. Parent will take all action necessary to cause Purchase to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

            5.3.2. Access. Until the Effective Time or until the abandonment of the Merger as permitted by this Agreement, Purchaser will allow the Company and its representatives reasonable access, during normal business hours and upon reasonable prior notice specifying in reasonable detail the information to which access is sought, to the properties, operations, books and records of Purchaser and its subsidiaries to verify the accuracy in all material respects of (i) the representations made by Purchaser in this Agreement and (ii) the performance of covenants made by Purchaser in this Agreement.

     5.4 Mutual Covenants.

            5.4.1. Reasonable Best Efforts; Consents and Approvals.

                  (i) The Company, Parent and Purchaser shall each use their reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (B) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or Parent or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including the Offer and the Merger, and (C) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Offer and the Merger required under (1) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (2) the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and any related governmental request thereunder and (3) any other applicable law. The Company, Parent and Purchaser shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company, Parent and Purchaser shall each use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Offer Documents and the Proxy Statement) in connection with the transactions contemplated by this Agreement. The Company, Parent and Purchaser shall each use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, any action, injunction, proceeding, decree, statute, legislation, rule, regulation or other order (whether temporary, preliminary or permanent) (“Order”) of any Governmental Entity if this Agreement provides that, as a result thereof, a party would not be obligated to perform any of its obligations with respect to the Offer, the Merger or any other transaction contemplated by this Agreement.

                  (ii) The Company and Parent agree, and shall cause each of their respective subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances required for Closing (including through compliance with the HSR Act and any applicable foreign government reporting requirements), to respond to any government requests for information, and to contest and resist any Order or other action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. The Company and Parent also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the Merger: entering into negotiations; providing information; substantially complying with any second request for information pursuant to the HSR Act; making proposals; entering into and performing agreements or submitting to judicial or administrative orders; selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses of the Company, Parent or any of their affiliates; and withdrawing from doing business in a particular jurisdiction. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Entity relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein.

                  (iii) Each of the Company and Parent shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents related to or required in connection with the Merger that are (A) necessary to consummate the transactions contemplated hereby, or (B) required to prevent an Aggregate MAE from occurring prior to or after the Effective Time.

                  (iv) Notwithstanding anything to the contrary in this Section 5.4.1, (A) neither the Company nor Parent nor any of their respective subsidiaries shall be required by this Section 5.4.1 to take any action that, individually or in the aggregate, would reasonably be expected to have an Aggregate MAE and (B) the Company, Parent and their respective subsidiaries shall be required by this Section 5.4.1 to take any actions, including selling, closing or otherwise disposing of stores, so long as such actions, individually or in the aggregate, would not reasonably be expected to have an Aggregate MAE.

            5.4.2. Notification of Certain Matters. The Company shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or non-occurrence, of which would reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply in all material respects with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Each of the Company, Parent and Purchaser shall give prompt notice to the other parties of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

            5.4.3. Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Shares from Nasdaq and terminate registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the expiration of the Offer or the Effective Time, as appropriate.

            5.4.4. Existing Credit Facilities. Each party agrees to use its reasonable best efforts to obtain any extensions or waivers under the Company’s existing credit and other financing facilities that may be required so that such facilities would not become due and payable until the Effective Time. In the event such extensions or waivers are not obtained, from and after the Share Purchase Date, Parent will make available to the Company sufficient funds to repay all amounts that may become due and owning as of the Share Purchase Date under such facilities.

6. CONDITIONS TO CLOSING; ABANDONMENT AND TERMINATION

     6.1 Conditions to the Company’s Closing and Its Right to Abandon.

     The Company shall not be required to close the Merger if any of the following shall not be true or shall not have occurred or shall not have been waived in writing by the Company at the Closing:

            6.1.1. Injunction. No Order (whether temporary, preliminary or permanent) shall have been issued, enacted, promulgated, enforced or entered by any Governmental Entity to enjoin, restrain or prohibit the consummation of the Merger; provided, however, that notwithstanding the foregoing, the Company may not invoke the condition in this Section 6.1.1 if (A) the Company shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expect to have an Aggregate MAE or (C) violation of such Order would expose the Company to a maximum monetary fine or penalty which is less than $15,000,000.00 and would not in the reasonable judgment of the Company (i) expose the Company or any officer, director, agent or attorney of the Company to violating any criminal law or to any criminal sanction (ii) expose any officer, director, agent or attorney of the Company to any contempt proceeding which could result in a fine or imprisonment (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2.

            6.1.2. HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

            6.1.3. Shareholder Approval. Unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law as contemplated by Section 1.6 above, the plan of merger contained within this Agreement (within the meaning of Section 23-1-40-1 of the Indiana Business Corporation Law) shall have been approved by the affirmative vote of the shareholders of the Company required by and in accordance with applicable law.

     6.2 Conditions to Parent’s and Purchaser’s Closing and Right of Parent and Purchaser to Abandon.

     Parent and Purchaser shall not be required to close the Merger if any of the following shall not be true or shall not have occurred or shall not have been waived in writing by Parent and Purchaser at the Closing:

            6.2.1. Injunction. No Order (whether temporary, preliminary or permanent) shall have been issued, enacted, promulgated, enforced or entered by any Governmental Entity to enjoin, restrain or prohibit the consummation of the Merger; provided, however, that notwithstanding the foregoing, Parent and Purchaser may not invoke the condition in this Section 6.2.1 if (A) Parent or Purchaser shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expect to have an Aggregate MAE or (C) violation of such Order would expose Parent or Purchaser to a maximum monetary fine or penalty which is less than $15,000,000.00 and would not in the reasonable judgment of Parent or Purchaser (i) expose Parent or Purchaser or any officer, director, agent or attorney of Parent or Purchaser to violating any criminal law or to any criminal sanction (ii) expose any officer, director, agent or attorney of Parent or Purchaser to any contempt proceeding which could result in a fine or imprisonment (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2.

            6.2.2. HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

            6.2.3. Shareholder Approval. Unless the Merger is consummated in accordance with Section 23-1-40-4 of the Indiana Business Corporation Law as contemplated by Section 1.6 above, the plan of merger contained within this Agreement (within the meaning of Section 23-1-40-1 of the Indiana Business Corporation Law) shall have been approved by the affirmative vote of the shareholders of the Company required by and in accordance with applicable law.

7. TERMINATION

     7.1 Terms.

     This Agreement may be terminated at any time prior to the Effective Time, whether or not the shareholders of the Company have approved the Merger, only as provided below:

                  (i) if the Merger shall not have occurred on or before 5:00 p.m., local Pittsburgh, Pennsylvania time, on December 31, 2004, by either the Company or Parent; provided, however, that (A) the Company may not invoke this condition in this clause (i) if it is then in Company Material Breach or the existence of a Company Material Breach resulted in the failure of the Merger to be consummated on or before such date and (B) Parent may not invoke the condition of this clause (i) if Parent or Purchaser is then in Parent Material Breach or the existence of a Parent Material Breach resulted in the failure of the Merger to be consummated on or before such date;

                  (ii) by the mutual agreement of Parent, Purchaser and the Company (acting in accordance with Section 3.5, if applicable);

                  (iii) by either Parent or Purchaser on the one hand, or the Company, on the other, if consummation of the Merger would violate any final, non-appealable order, decree or judgment of any United States court or other tribunal of competent jurisdiction, provided no party may invoke the condition in clause (iii) if (A) it or any of its affiliates shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expected to have an Aggregate MAE or (C) (1) in the case of Parent or Purchaser, violation of such Order would expose Parent or Purchaser to a maximum monetary fine or penalty which is less than $15,000,000.00 and would not in the reasonable judgment of Parent or Purchaser (i) expose Parent or Purchaser or any officer, director, agent or attorney of Parent or Purchaser to violating any criminal law or to any criminal sanction, (ii) expose any officer, director, agent or attorney of Parent or Purchaser to any contempt proceeding which could result in a fine or imprisonment, (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2 and (2) in the case of the Company, violation of such Order would expose the Company to a maximum monetary fine or penalty which is less than $15,000,000.00 and would not in the reasonable judgment of the Company (i) expose the Company or any officer, director, agent or attorney of the Company to violating any criminal law or to any criminal sanction, (ii) expose any officer, director, agent or attorney of the Company to any contempt proceeding which could result in a fine or imprisonment, (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2;

                  (iv) by either Parent or Purchaser on the one hand, or the Company, on the other, if, at the Company’s Special Shareholders Meeting duly convened to approve the Merger or at any adjournment or postponement thereof, the Company’s shareholders shall not have approved the Merger;

                  (v) prior to the Share Purchase Date, by Parent or Purchaser, if (A) (x) any representation and warranty of the Company set forth in Section 4.1 (which for purposes of this Section 7.1(v) shall be read as though none of them contained any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of this Agreement and as of the then scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof) with the same force and effect as though made as of such date of termination pursuant to this clause (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), except where the failure of such representations and warranties in the aggregate to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, or (y) the Company shall have breached or failed in any material respect to perform and comply with any of its material obligations, covenants or agreements contained in this Agreement and then required to be performed or complied by it (a condition referred to in clauses (x) and (y) above being a “Company Material Breach”) and (B) such Company Material Breach cannot be or has not been cured in all material respects within 30 days after the giving of written notice to the Company of such Company Material Breach; provided, however, that Parent and Purchaser may not invoke the condition in this clause (v) if (1) Parent or Purchaser is then in Parent Material Breach or (2) such Company Material Breach is curable through the exercise of the Company’s reasonable best efforts and the Company is so using its reasonable best efforts to cure such breach or failure;

                  (vi) by the Company (A) in accordance with Section 5.1.3(iii), provided that it has complied in all material respects with all provisions contained in Section 5.1.3, including the notice provisions therein, and that it complies in all material respects with the requirement to pay the Termination Fee pursuant to Section 8.1 or (B) if Parent or Purchaser fails to commence the Offer, amends the Offer or fails to consummate the Offer, in any case in violation of Section 3.1;

                  (vii) prior to the Share Purchase Date by the Company, if (A) (x) any representation and warranty of Parent or Purchaser set forth in Section 4.2 (which for purposes of this Section 7.1(vii) shall be read as though none of them contained any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of this Agreement and as of the then scheduled expiration date of the Offer (as it may be extended in accordance with the terms hereof) with the same force and effect as though made as of such date of termination pursuant to this clause (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), except where the failure of such representations and warranties in the aggregate to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, or (y) Parent or Purchaser shall have breached or failed in any material respect to perform and comply with any of their material obligations, covenants or agreements contained in this Agreement (other than those expressly referenced in Section 7.1(vi)(B) and then required to be performed or complied by either or both of them (a condition referred to in clauses (x) and (y) above being a “Parent Material Breach”) and (B) such Parent Material Breach cannot be or has not been cured in all material respects within 30 days after the giving of written notice to Parent of such Parent Material Breach; provided, however, that the Company may not invoke the condition in this clause (vii) if (1) the Company is then in Company Material Breach or (2) such Parent Material Breach is curable through the exercise of Parent’s or Purchaser’s reasonable best efforts and Parent and Purchaser are using their reasonable best efforts to cure such breach or failure;

                  (viii) prior to the Share Purchase Date by Parent or Purchaser if (A) the Board of Directors of the Company (or, if applicable, any committee thereof) shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting or failed to reconfirm its recommendation within 15 business days after receiving a written request from Parent to do so, or approved or recommended any Takeover Proposal in respect of the Company or (B) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; provided that (x) actions taken by the Board of Directors of the Company in accordance with the proviso to Section 5.1.3(i) shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting and (y) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors of the Company shall publicly confirm such approval and recommendation and recommends against the acceptance of such tender offer or exchange offer by the shareholders of the Company.

     7.2 Effect of Termination.

     If the Merger is abandoned and this Agreement is terminated as provided in Section 7.1, this Agreement (except this Section 7.2, Article 8 and Sections 9.4 through 9.12) shall forthwith become wholly void and of no effect, and neither Parent, the Company or Purchaser shall have any liability to any other party hereunder other than for (i) the payment of all amounts due pursuant to Article 8 and Sections 9.5 and 9.6 and (ii) all damages and other amounts due in connection with fraud or the breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would permit any party to terminate this Agreement pursuant to Section 7.1(v) (with respect to a right to terminate of Parent or Purchaser) or pursuant to Section 7.1(vii) (with respect to a right to terminate of the Company), in each case disregarding any cure or ability or inability to cure and further disregarding whether or not this Agreement was terminated as a result of the exercise of any such right under Section 7.1(v) or Section 7.1(vii).

8. TERMINATION FEE AND EXPENSES

     8.1 Termination Fee.

     In the event that a Takeover Proposal shall have been made known to the Company or any of its subsidiaries or has been made directly to the Company’s shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make such a Takeover Proposal and thereafter this Agreement is terminated by either the Company pursuant to Section 7.1(vi)(A) or Parent or Purchaser pursuant to Section 7.1(viii), then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $13,000,000.00 by wire transfer of same day funds (the “Termination Fee”). For purposes of this Section 8.1, all references to 20% in the definition of Takeover Proposal shall be deemed to be references to 50%. The Company acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.1, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.1, the Company shall pay to Parent its costs and expenses (including reasonably fees and expenses of outside legal counsel for Parent) in connection with such suit, together with interest on the amount of the fee at the prime rate of PNC Bank, National Association in effect on the date such payment was required to be made.

     8.2 Costs and Expenses.

            8.2.1. Generally. Except as otherwise set forth in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense (including the filing fee in connection with the filings required under the HSR Act to be incurred by Purchaser and Parent).

            8.2.2. Termination in Connection with Takeover Proposals. If this Agreement is terminated pursuant to Section 7.1(vi)(A) or to Section 7.1(viii), the Company will reimburse upon demand therefor Parent for all of the out-of-pocket expenses incurred by Parent or Purchaser (including reasonable fees and expenses of outside legal counsel for Parent).

9. MISCELLANEOUS

     9.1 Termination of Covenants, Representations and Warranties.

     The respective covenants, representations and warranties of the parties hereto contained in Articles 4 and 5 hereof, shall expire and be terminated and extinguished upon the Effective Time, and none of the parties hereto shall thereafter be under any liability whatsoever with respect to such covenants, representations, and warranties. This Section 9.1 shall have no effect upon any other obligations hereunder of any of the parties hereto whether to be performed before or after the Effective Time.

     9.2 Execution in Counterparts.

     For the convenience of the parties, this Agreement and any amendments, supplements, waivers and modifications may be executed in two or more counterparts, which may be delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     9.3 Waivers and Amendments.

     Prior to the Effective Time, this Agreement may be amended, modified and supplemented in writing by the parties hereto and any failure of any of the parties hereto to comply with any of its obligations, agreements or conditions as set forth herein may be expressly waived in writing by the other parties hereto.

     9.4 Confidentiality; Amendment to Confidentiality Agreement.

     The Company and Parent will abide by the terms of that certain Confidentiality Agreement dated June 27, 2003 between the Company and Parent (the “Confidentiality Agreement”). In addition, the Company and Parent hereby amend the Confidentiality Agreement by replacing (i) the reference in fifth line of Section 8 (the non-solicitation provision) thereof from “one year” to “two years” and (ii) the reference in fifth line of in Section 5 (the no-hire provision) thereof from “one year” to “two years;” provided, however, that notwithstanding the foregoing or otherwise, Section 8 of the Confidentiality Agreement shall not act in any way or manner to prohibit or limit the Parent or its affiliates from responding to any Takeover Proposal or from making an offer to the Board of Directors to improve the terms and conditions of the Offer and/or this Agreement in response to the Company’s provision of notice of approval or recommendation of a Favorable Third Party Proposal and provided, further, however, that Section 5 (the no-hire provision) shall terminate and be of no force and effect if the Company terminates this Agreement pursuant to Section 7.1(vi)(A) or if Parent or Purchaser terminates this Agreement pursuant to Section 7.1(viii) and a third party acquires a majority of the Company’s equity or it’s a majority of the assets of the Company and its subsidiaries. Accordingly, except as expressly set forth in the Confidentiality Agreement, as amended or modified hereby, each provision of the Confidentiality Agreement shall survive and continue to be binding on the parties thereto in accordance with the terms thereof until June 27, 2005.

     9.5 Indemnification by the Company.

     If, for any reason, the Merger is not consummated pursuant to the terms of this Agreement, as it may be amended, modified or supplemented, the Company agrees to indemnify and hold harmless Parent and Purchaser, each person, if any, who controls Parent or Purchaser, each officer and director of Parent and Purchaser, and each and all of them, against any and all losses, claims, damages, or liabilities, joint or several (and to reimburse each such indemnified person for any legal or other expenses reasonably incurred by such indemnified persons in connection with investigating or defending any such loss, claim, damage or liability, or action in respect thereof) to which they, or any of them may become subject under the Exchange Act or other statutory law or common law, caused by, or arising out of, any of the information relating to the Company, its subsidiary, affiliates, officers or directors included in the Offer Documents or the Proxy Statement being false or misleading in any material respect, failing to state any facts necessary to make the statements therein not false or misleading in any material respect, or omitting to state any material fact required to be stated therein with respect to the Company, its subsidiaries, affiliates, officers or directors.

     9.6 Indemnification by Parent.

     If, for any reason, the Merger is not consummated pursuant to the terms of this Agreement, as it may be amended, modified or supplemented, Parent agrees to indemnify and hold harmless the Company, each person, if any, who controls the Company, each officer and director of the Company, and each and all of them, against any and all losses, claims, damages or liabilities, joint or several (and to reimburse each such indemnified person for any legal or other expenses reasonably incurred by such indemnified person in connection with investigating or defending any such loss, claim, damage or liability, or action in respect thereof) to which they, or any of them may become subject under the Exchange Act or other statutory law or common law, caused by, or arising out of, any of the information relating to Parent, its subsidiaries, affiliates, officers or directors included in the Offer Documents and the Proxy Statement being false or misleading in any material respect, failing to state any facts necessary to make the statements therein not false or misleading in any material respect, or omitting to state any material fact required to be stated therein with respect to Parent, its subsidiaries, affiliates, officers or directors.

     9.7 Procedure.

     If a claim with respect to which indemnification pursuant hereto is intended to be sought is made against any person entitled to indemnification against such claim hereunder, such indemnified person shall notify the indemnifying party of the assertion thereof by the claimant or of any action commenced against such indemnified person within a reasonable time after such person shall have learned of such assertion or been served with the summons or other first legal process or given information as to the nature and basis of the claim. The indemnifying party shall assume the defense of any suit brought to enforce any such claim and shall be entitled to use counsel selected by it, at its own expense. The indemnified person shall be entitled to join in the defense of any such claim with counsel of its own choice, at its own expense. The indemnifying party shall not be entitled to settle any such claim, without the prior written consent of the indemnified party, unless, as part of such settlement, the indemnified party shall receive a general release with respect to such claim from the claimant.

     9.8 Notices.

     All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if personally delivered or facsimiled (with confirmation), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the other parties:

            To the Company:

Galyan’s Trading Company, Inc.
One Galyans Parkway
Plainfield, IN 46168
Facsimile: (317) 532-0269
Attention: C. David Zoba, Executive Vice President, General
Counsel and Secretary

            with a copy to:

Drake S. Tempest, Esq.
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Facsimile: (212) 326-2061

            To Parent or Purchaser:

Dick’s Sporting Goods, Inc.
300 Industry Drive
RIDC Park West
Pittsburgh, PA 15275
Facsimile: (412) 490-1394
Attention: William R. Newlin, Executive Vice President and
Chief Administrative Officer

with copies to:

Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll PC
20th Floor
301 Grant Street, One Oxford Centre
Pittsburgh, Pennsylvania 15219
Facsimile: (412) 562-1041

            or to such other address as specified in a notice given in like manner.

     9.9 Entire Agreement; No Third Party Beneficiaries.

     This Agreement (including the documents and the instruments referred to herein) (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) except as provided in Section 5.2, is not intended to confer upon any person other than the parties hereto or thereto any rights or remedies hereunder or thereunder.

     9.10 Governing Law.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana without regard to any applicable conflicts of law. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the Northern District of Indiana or any Indiana state court located in a county within the area comprising the Federal District Court for the Northern District of Indiana in the event any dispute arises out of this Agreement or the transactions contemplated by the Merger Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a federal or state court sitting in the Federal District Court for the Northern District of Indiana or located in a county within the area comprising the Federal District Court for the Northern District of Indiana.

     9.11 Waiver of Jury Trial.

     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

     9.12 Severability.

     If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

     9.13 Publicity.

     The initial press release concerning the Offer and the Merger shall be a joint press release and, thereafter, except for disclosures to shareholders in accordance with Section 5.1.3 and except as otherwise required by law or the rules of the SEC, the NYSE (with respect to Parent) or NASDAQ (with respect to the Company), for so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of their respective subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld; provided, however, that either the Company or Parent or both may file a copy of this Agreement and the related agreements with the SEC. The parties have agreed to the text of the joint press release announcing the execution of this Agreement.

     9.14 Interpretation.

     When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement or Exhibits, they shall be deemed to be followed by the words “without limitation.” No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. References to “knowledge” of a person mean actual present knowledge without inquiry, and references to “knowledge of the Company” or “the Company’s knowledge” mean the actual present knowledge without inquiry of Edwin Holman, David Zoba and Edward Wozniak. References to “SEC reports and documents” mean all forms, reports, statements and documents, including exhibits thereto, filed or furnished to the SEC.

     9.15 Non-Recourse.

     No recourse under this Agreement shall be had against any “controlling person” (within the meaning of Section 20 of the Exchange Act) of any party or the partners, shareholders, directors, officers, employees, agents and affiliates of the party or such controlling persons, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by such controlling person, partner, shareholder, director, officer, employee, agent or affiliate, as such, for any obligations of the party under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, this Agreement has been executed by each of the undersigned, all on the date first above written.

GALYAN’S TRADING COMPANY, INC.

By:	/s/ C. David Zoba
Name: C. David Zoba
Title: Executive Vice President &
General Counsel

DICK’S SPORTING GOODS, INC.

By:	/s/ William R. Newlin
Name: William R. Newlin
Title: Executive Vice President &
Chief Administrative Officer

DIAMONDBACKS ACQUISITION INC.

By:	/s/ William R. Newlin
Name: William R. Newlin
Title: President

S-1

SCHEDULE OF DEFINITIONS

Acquisition Agreement	5.1.3(iii)
Aggregate MAE	4.1.3
Agreement	1
Closing	1.8
Closing Date	1.8
Code	2.1.3
Company	1
Company Benefit Plans	4.1.13(i)
Company Common Shares	1
Company Disclosure Letter	4.1
Company Employees	5.2.2(i)
Company ESPP	2.4.3
Company Financial Advisor	3.3.1
Company Intellectual Property	4.1.17(i)
Company Permits	4.1.10
Company Preferred Stock	1
Company Real Property	4.1.15(iv)
Company SEC Reports	4.1.2
Confidentiality Agreement	9.4
Effective Time	1.7
Employee Agreements	4.1.14
ERISA	4.1.13(i)
Exchange Act	3.1.1
Expiration Date	3.1.1
Favorable Third Party Proposal	5.1.3(iv)
GAAP	4.1.2
Governmental Entity	4.1.8
HSR Act	5.4.1(i)
Indemnified Parties	5.2.1(i)
Independent Directors	3.5.2
Material Adverse Effect	4.1.3
Material Contract	4.1.7
Merger	1.1
Merger Consideration	2.1.1
New Purchase Date	2.4.3
New Stores	4.1.15(ii)
Offer	3.1.1
Offer Documents	3.2
Offer Price	3.1.1
Offer to Purchase	3.1.1
Order	5.4.1(i)
Owned Real Property	4.1.15(i)
Parent	1
Parent Material Breach	7.1(vii)

Paying Agent	2.1.2
Preliminary Proxy Statement	5.1.5
Proxy Statement	4.1.20(ii)
Purchaser	1
Purchaser Common Stock	1
Real Property Leases	4.1.15(ii)
Reviewed Documents	4.1.15(ii)
Schedule 14D-9	3.3.2
Schedule TO	3.2
SEC	3.1.2
Securities Act	4.1.2
Share Purchase Date	1.5
Shareholder Tender Agreement	1
Significant Store MAE	4.1.15(iii)
Special Shareholders Meeting	1.5
Subsequent Offering Period	3.1.3
Surviving Corporation	1.1
Takeover Laws	3.3.1
Takeover Proposal	5.1.3(iv)
Tax	2.1.3
Tax Return	4.1.21
Taxes	2.1.3
Termination Fee	8.1
Unreviewed Documents	4.1.15(ii)

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EXHIBIT B

CONDITIONS OF THE OFFER

     Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and Plan of Merger (the “Agreement”) of which this Exhibit B is a part. For purposes of this Exhibit B:

     “Minimum Condition” means that there shall be validly tendered and not withdrawn a number of Company Common Shares that (including the shares tendered under the Shareholder Tender Agreement) immediately prior to the acceptance for payment of Company Common Shares pursuant to the Offer represents at least a majority of the Fully Diluted Number of Company Shares.

     “Fully Diluted Number of Company Shares” means the sum of (i) the aggregate number of Company Common Shares outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer, plus (ii) the aggregate number of Company Common Shares issuable upon the exercise of any option, warrant, other right to acquire capital stock of the Company or other security exercisable or convertible for Company Common Shares or other capital stock of the Company outstanding immediately prior to the acceptance of Company Common Shares pursuant to the Offer.

     A “Triggering Event” shall be deemed to have occurred if (A) the Board of Directors of the Company (or, if applicable, any committee thereof) shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting or failed to reconfirm its recommendation within 15 business days after receiving a written request from Parent to do so, or approved or recommended any Takeover Proposal in respect of the Company or (B) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; provided that (x) actions taken by the Board of Directors of the Company in accordance with the proviso to Section 5.1.3(i) of the Agreement shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Offer or the Merger or the matters to be considered at the Special Shareholders Meeting and (y) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors or the Company shall publicly confirm such approval and recommendation and recommends against the acceptance of such tender offer or exchange offer by the shareholders of the Company.

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Company Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Company Common Shares, and may amend the Offer consistent with the terms of the Agreement or terminate the Offer and not accept for payment any tendered Company Common Shares, if:

     (i) the Minimum Condition shall not have been satisfied at the time of expiration of the Offer, as it may be extended; or

     (ii) on any scheduled expiration date as the same may be extended of the Offer any of the following events or circumstances shall occur or exist or shall be reasonably determined by Parent or Purchaser to have occurred or exist:

            (a) any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated;

            (b) (A) with the exception of the representations and warranties set forth in Section 4.1.15, any representation and warranty of the Company set forth in Section 4.1 of the Agreement (which representations and warranties for purposes of this paragraph (ii)(b)(A) shall be read as though none of them contained any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of this Agreement and as of then scheduled expiration date of the Offer with the same force and effect as though made as of the then scheduled expiration date of the Offer (or as of the date when made in the case of any representation and warranty which specifically relates to the date of this Agreement or an earlier date), except where the failure of such representations and warranties in the aggregate, to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company and (B) the representations and warranties of the Company set forth in Section 4.1.15 of the Agreement (which representations and warranties for purposes of this paragraph (ii)(b)(B) shall be read as written, including with any qualifiers such as “Material Adverse Effect,” “Aggregate MAE,” “in all material respects” or other materiality qualifiers) shall not have been true and correct as of the date of this Agreement and the then scheduled expiration date of the Offer (or as of the date when made in the case of any representation and warranty which specifically relates to the date of this Agreement or an earlier date); provided, that any failure of any representation or warranty of the Company set forth in Section 4.1 of the Agreement, including those set forth in Section 4.1.15, to be true and correct cannot be, or has not been, cured in all material respects within 30 days after the giving of written notice to the Company of such failure;

            (c) the Company shall have breached or failed in any material respect to perform and comply with any of its material obligations, covenants or agreements contained in the Agreement and required to be performed or complied with by it;

            (d) any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and which (i) enjoins, restrains or prohibits consummation of the Offer or the Merger, (ii) enjoins, restrains or prohibits the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or as a result of the Offer or the Merger requires the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of their respective business assets, (iii) enjoins, restrains or prohibits Parent or any subsidiary of Parent from exercising effectively full rights of ownership of any Company Common Shares, including the right to vote any shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company’s shareholders including the approval and adoption of the Agreement and the transactions contemplated

2

thereby, (iv) requires divestiture by Parent or any affiliate of Parent of any Company Common Shares; provided however, that notwithstanding the forgoing, Purchaser may not invoke any condition in clauses (i), (ii), (iii) and (iv) above if (A) Purchaser shall have failed in any material respect to use its reasonable best efforts to oppose, contest, resolve, appeal, defend against or lift, as applicable, such Order, (B) compliance with such Order would not reasonably be expected to have an Aggregate MAE or (C) violation of such Order would expose Parent or Purchaser to a maximum monetary fine or penalty which is less than $15,000,000.00 and would not in the reasonable judgment of Parent or Purchaser (i) expose Parent or Purchaser or any officer, director, agent or attorney of Parent or Purchaser to violating any criminal law or to any criminal sanction (ii) expose any officer, director, agent or attorney of Parent or Purchaser to any contempt proceeding which could result in a fine or imprisonment (iii) constitute a matter which an officer or director would have to disclose in a proxy statement or Annual Report on Form 10-K under Item 401(f) of Regulation S-K or (iv) constitute a “material violation” as such term is defined in 17 C.F.R. Section 205.2;

            (e) there shall have occurred and be continuing: (i) any general suspension of trading in, or limitation on prices for, securities on The NASDAQ Stock Market or NYSE for a period equal to or in excess of one week (excluding any organized halt triggered solely as a result of a specified decrease in a market index or suspensions or limitations resulting solely from physical damage, technological or software breakdowns or malfunctions or interference with such exchange not related to market conditions); (ii) a declaration by a Governmental Entity of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any extraordinary limitation (whether or not mandatory) by any Governmental Entity on the extension of credit generally by banks or other financial institutions; (iv) commencement of a new war or material escalation of current wars, armed hostilities or terrorism directly or indirectly involving the United States, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company or Parent; or (v) a change in the general financial, bank or capital market conditions which (1) materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicated loans and (2) closes as a practical matter the capital markets to Parent for more than one week;

            (f) the Agreement shall have been terminated in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for Company Common Shares; or

            (g) a Triggering Event shall have occurred.

     Subject to Section 3.1.2, the foregoing conditions are for the sole benefit of Parent and Purchaser. Except for the Minimum Condition, the foregoing conditions may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Share Purchase Date.

3